Exhibit 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

July 2, 2010

First Franklin Corporation Board of Directors
Attn:  Mary W. Sullivan and Steven R. Sutermeister
4750 Ashwood Drive
Cincinnati, Ohio  45241

Dear Ms. Sullivan and Mr. Sutermeister:

As you know, Lenox Wealth Management Inc. (“Lenox”) is a stockholder in First Franklin Corporation (the “Company”), and, like other stockholders, maintains significant interest in matters regarding the regulatory compliance and corporate governance of the Company.

Consistent with its fear that the Company’s Board has lost its independence, Lenox has become increasingly concerned with certain disclosures contained in the Company’s proxy materials provided in connection with the 2010 Annual Meeting of Stockholders (the “Annual Meeting”) surrounding Senator Richard H. Finan’s purported status as an independent director.  Specifically, on page 11 of the proxy materials the Company suggests that the Board of Directors has determined, after supposedly considering the relationships between Senator Finan and the Company and between Senator Finan and The Franklin Savings and Loan Company (“Franklin”), that Senator Finan is independent for purposes of satisfying the independence standards of the Nasdaq Stock Market:

“The Board has determined that Mr. Finan, Ms. Sullivan and Mr. Sutermeister, who comprise a majority of the Board, are “independent directors” under NASDAQ independence standards. In determining their independence, the Board concluded that there are no relationships between such persons and the Company or Franklin that would interfere with their exercise of independent judgment in carrying out the responsibilities of a director. In making its independence determination, the Board determined that there are no relationships or transactions between the Company or Franklin and our independent directors that are not disclosed under Item 404 of SEC Regulation S-K.”

However, the Company’s proxy materials fail to disclose the extent to which the Board has considered relationships that may exist between Senator Finan and Thomas H. Siemers, presently a “Special Advisor” to your Board. As you well know, Mr. Siemers is the former President and Chief Executive Officer of the Company, positions he held from the Company’s formation until his retirement in March 2010. Lenox understands that Mr. Siemers has been a director of Franklin since 1953, served as President and Chief Executive Officer of Franklin from 1968 until July 2006, and as Chairman from July 2006 until March 2010. Mr. Siemers also  is the father of Ms. Gretchen Schmidt, the Secretary and Treasurer of the Company and the President, Chief Executive Officer and Vice Chairman of Franklin. As you also well know, Senator Finan has served as a director of Franklin since 1968 and as a director of the Company since 1987 and you have named him “Lead Independent Director.”

Whether you have received access to or reviewed all relationships and transactions between Senator Finan and Mr. Siemers remains far from clear to Lenox. We are afraid that if you have, in fact, examined all relationships and transactions between Senator Finan and Mr. Siemers, your Board’s affirmative independence determination regarding Senator Finan may be different.

Nasdaq Rules.

The Nasdaq Listing Rules obligate the Company’s Board to make an affirmative determination that Senator Finan has no relationship which, in the opinion of the Board, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director.  Consequently, for the Board of Directors to discharge its fiduciary duties with respect to an affirmative independence determination applicable to Senator Finan, the Board must consider all relationships that may be brought to bear on Senator Finan’s independence.  This includes any relationships between Senator Finan and Mr. Siemers.  Further, Nasdaq rule interpretations instruct the Board to consider all relevant facts and circumstances when evaluating such relationships. It is also worth noting that Nasdaq’s standards are stricter than, and therefore, not completely governed by the disclosure requirements of Securities and Exchange Commission Regulation S-K Item 404.

Independence Questions.

Have you considered any of the following in connection with the Company’s statements on page 11 referenced above?

1.           What is the nature and duration of any and all personal relationships between Senator Finan and Mr. Siemers and any of their respective family members? Do you truly believe that their personal relationship since childhood does not impair Senator Finan’s exercise of independent judgment in carrying out the responsibilities of a director?

2.           Would the co-ownership by Senator Finan and Susan Siemers of a residence located at 26000 Hickory Boulevard, Bonita Springs, Florida 34134-3713 constitute a relationship or transaction which individually or in the aggregate with other relationships and transactions could compromise, or at least appear to compromise, the ability of Senator Finan to exercise independent judgment in carrying out the responsibilities of a director? Does it make a difference if Mr. Siemers transferred the property to Susan Siemers?

3.           What is the history of any business relationships or transactions between Senator Finan and Mr. Siemers? Were they ever co-incorporators or partners in any enterprises such as HBC Distributing Company, Inc. or did they ever share other business interests in real estate or other investments, such as Valley View Shopping Center? Could any such relationships or transactions individually or in the aggregate with other relationships and transactions compromise, or at least appear to compromise, the ability of Senator Finan to exercise independent judgment in carrying out the responsibilities of a director?

4.           Have Senator Finan and Mr. Siemers ever engaged in private transactions with one another involving Company or other securities? Could any such transactions individually or in the aggregate with other relationships and transactions compromise, or at least appear to compromise, the ability of Senator Finan to exercise independent judgment in carrying out the responsibilities of a director? Perhaps related to these questions, is there any relationship between Senator Finan’s Form 4 Statement of Changes in Beneficial Ownership dated April 20, 2009 reporting a disposition of 2,500 Company shares at $4 per share and Mr. Siemers’ Form 4 Statement of Changes in Beneficial Ownership dated April 23, 2009 reporting a purchase of 2,500 Company shares at $4 per share? (Separately, is Senator Finan’s disposition disclosed appropriately to the Securities and Exchange Commission (“SEC”) and Company stockholders in the Company’s proxy materials under the section captioned “Participant Transactions in Company Securities”?)

5.           What are the nature and amounts of political contributions, if any, involving Mr. Siemers, Senator Finan and any other candidates for public office? Have Company or Franklin directors or officers ever made contributions for the benefit of any political campaign or candidates for public office and did Senator Finan ever have a direct or indirect role or interest in such contributions? Could any such contributions individually or in the aggregate with other relationships and transactions compromise, or at least appear to compromise, the ability of Senator Finan to exercise independent judgment in carrying out the responsibilities of a director?

6.           Have any of Senator Finan’s family, friends or law partners ever received any payments (as employees, consultants or otherwise) or loans from the Company, Franklin or any of their affiliates? We understand that the largest outstanding amount on Franklin’s first mortgage on the principal residence of one of Senator Finan’s children since January 1, 2009 was $142,112 but that the balance of the mortgage was $0 as of February 28, 2010. Did Senator Finan recently arrange for payment of this balance to Franklin perhaps as a result of suddenly being sensitized to Lenox’s concerns about his independence? We understand that another child of Senator Finan has a first mortgage on her principal residence with the largest outstanding balance since January 1, 2009 of $198,832. We also understand that such loans may have been “modified” in 2002. Could any such payments or loans individually or in the aggregate with other relationships and transactions compromise, or at least appear to compromise, the ability of Senator Finan to exercise independent judgment in carrying out the responsibilities of a director? Would it make a difference if any of such loans failed to comply with applicable banking regulations?

Possible Violation of Nasdaq Rules; Securities Regulation Disclosures.

Lenox considers the issue of whether Senator Finan meets the Nasdaq director independence requirements to hold extraordinary importance to the governance of the Company. If Senator Finan fails to meet these requirements, the Company could be in violation not only of the Listing Rule requiring that the Company’s Board be comprised of a majority of independent directors, but also of various other Listing Rules pertaining to audit committee member independence, independent director oversight of executive compensation and independent director oversight of director nominations.  Additionally, if Senator Finan is not independent, are the Company’s proxy materials false or misleading in any way to the SEC or Franklin stockholders and was the stockholder vote at the Annual Meeting accordingly disenfranchised?

Consequently Lenox requests that the Board disclose to all stockholders a description of all relationships considered in connection with the Board’s affirmative determination that Senator Finan is an independent director in accordance with Nasdaq director independence standards.

Please also be advised that Lenox has contacted Nasdaq regarding its concerns about Senator Finan’s independence and requested that Nasdaq conduct a thorough investigation of this matter and take any and all actions which it deems necessary or appropriate based on the findings of its investigation.

Sincerely,

John C. Lame
President and Chief Executive Officer